Prudential Investments LLC
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102
December 1, 2014
The Board of Directors
Prudential Investment Portfolios 18
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102
Re:	Prudential Jennison MLP Fund
To the Board of Directors:
Prudential Investments LLC has contractually agreed, through March 31, 2016 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, acquired fund fees and expenses, extraordinary and certain other expenses, including taxes and deferred tax expenses, interest and brokerage commissions) of each class of shares to 1.25% of the Fund's average daily net assets.
Very truly yours,
PRUDENTIAL INVESTMENTS LLC
By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President